Exhibit 1

FOR IMMEDIATE RELEASE
October 13, 2004

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, VICE CHAIRMAN, PRESIDENT, AND C.E.O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. reports record earnings for the third quarter 2004 of $8.0 million or $0.59 per share.

Earnings Summary
	3Q 2004	2Q 2004	3Q 2003

Net income (in thousands)	$8,014	$7,756	$7,281
Earnings per share	$0.59	$0.58	$0.54
Earnings per share (diluted)	$0.58	$0.57	$0.53

Return on average assets	1.26%	1.26%	1.15%
Return on average equity	13.83%	13.81%	13.45%
Efficiency ratio	59.35%	58.37%	58.84%

Dividends declared per share	$0.23	$0.23	$0.21
Book value per share	$17.30	$16.78	$16.02

    Community Trust Bancorp, Inc. (NASDAQ-CTBI) is pleased to report record earnings for the third quarter 2004 of $8.0 million or $0.59 per share compared to $7.3 million or $0.54 per share earned during the third quarter of 2003 and $7.8 million or $0.58 per share earned during the second quarter of 2004. Year-to-date earnings for the nine months ended September 30, 2004 were $23.1 million or $1.71 per share compared to $21.3 million or $1.58 per share for the nine months ended September 30, 2003.

Third Quarter and Year-to-Date Highlights

❖ The Company's basic earnings per share for the third quarter 2004 reflects an increase of 9.3% over the third quarter 2003. Year-to-date earnings per share increased 8.2% over prior year.

❖ The Company's net interest margin for the third quarter 2004 of 4.08% remained relatively flat to prior quarter and improved 46 basis points from the third quarter 2003.

❖ Noninterest income was negatively impacted by a charge to our valuation reserve for capitalized mortgage servicing rights of $0.2 million for the quarter ended September 30, 2004. The impact to earnings per share was $0.01 per share.

❖ The Company’s earning assets grew by $213.5 million during the third quarter of 2004. The investment portfolio grew by $166.9 million; while the loan portfolio grew by $50.6 million. The growth in the investment portfolio was funded by a mixture of short-term and long-term borrowings from the Federal Home Loan Bank of Cincinnati, OH.

❖ The Company restructured its investment portfolio in September 2004 by selling certain securities totaling approximately $70 million resulting in a gain on sale of securities of $0.6 million.

❖ The Company experienced growth in its loan portfolio at a rate of 10.9% from September 30, 2003 and an annualized rate of 11.1% from the second quarter 2004.

❖ Asset quality improved for the Company from prior year with nonperforming loans decreasing to $21.4 million, a 14.1% decrease from the $24.9 million of September 30, 2003. The Company, however, experienced an increase of $1.5 million in nonperforming loans from June 30, 2004.

    Return on average assets for the quarter ended September 30, 2004 remained flat to prior quarter at 1.26% but improved 11 basis points from the 1.15% for the third quarter 2003. Return on average assets for the first nine months of 2004 was 1.24% compared to 1.15% for the first nine months of 2003. Return on average shareholders’ equity for the quarter ended September 30, 2004 was 13.83% compared to 13.81% for the quarter ended June 30, 2004 and 13.45% for the quarter ended September 30, 2003. Return on average equity for the nine months ended September 30, 2004 was 13.54% compared to 13.37% for the first nine months of 2003. CTBI’s efficiency ratio for the three months ended September 30, 2004 was 59.35% compared to 58.37% for the three months ended June 30, 2004 and 58.84% for the three months ended September 30, 2003. However, the efficiency ratio for the nine months ended September 30, 2004 improved to 58.75% from 59.17% for the nine months ended September 30, 2003.

Balance Sheet Review

    The Company’s earning assets grew by $213.5 million during the third quarter of 2004. The investment portfolio grew by $166.9 million; while the loan portfolio grew by $50.6 million. The growth in the investment portfolio was funded by a mixture of short term and long-term borrowings from the Federal Home Loan Bank of Cincinnati, OH. The Company performed in-depth analysis of this transaction prior to consummation and determined the impact to the overall interest rate risk profile of the Company to be minimal while increasing its future net interest revenue. The Company's loan portfolio grew $182.6 million or 10.9% from prior year as growth occurred in all three major loan categories, commercial, residential real estate, and consumer loans. Total deposits and repurchase agreements of $2.1 billion at September 30, 2004 remained relatively stable with a 1.7% decline from September 30, 2003 and a 0.2% increase from prior quarter.

    Shareholders’ equity of $232.9 million on September 30, 2004 is an 8.2% increase from the $215.3 million on September 30, 2003 and an increase of 3.2% from the $225.6 on June 30, 2004. The Company's annualized dividend yield to shareholders as of September 30, 2004 was 2.96%.

Asset Quality

    Nonperforming loans decreased to $21.4 million, or 1.1% of total loans, from the $24.9 million, or 1.5% of total loans, at September 30, 2003, but increased from the $19.9 million, or 1.1% of total loans, at June 30, 2004.

    Foreclosed properties on September 30, 2004 were $5.7 million, a decrease from the $6.2 million at June 30, 2004 but an increase from the $3.7 million reported at September 30, 2003.

    Net loan charge-offs for the quarter ended September 30, 2004 of $1.3 million were 9.3% less than the $1.5 million for the third quarter of 2003 but 15.9% greater than the $1.2 million for the second quarter of 2004. Year-to-date annualized net charge-offs at September 30, 2004 were 0.3% of average loans compared to 0.5% of average loans at September 30, 2003. Our reserve for losses on loans as a percentage of total loans outstanding at September 30, 2004 remained flat to June 30, 2004 and September 30, 2003 at 1.42%.

Net Interest Income

    Our net interest margin of 4.08% for the quarter ended September 30, 2004 remained relatively flat to prior quarter with a slight decrease of 1 basis point and improved 46 basis points from the quarter ended September 30, 2003. Management expects compression in the future in the net interest margin as a result of increased competition for deposits and the securities transactions discussed above, although the transactions will increase net interest revenue.

Noninterest Income

    Noninterest income decreased 15.0% for the quarter ended September 30, 2004 compared to the quarter ended September 30, 2003 and 6.0% compared to the quarter ended June 30, 2004. Year-to-date noninterest income decreased 8.9% from prior year. As residential mortgage refinancing slowed, the Company had a decrease in gains on sales of loans of $1.2 million in the third quarter 2004 compared to the third quarter 2003. Noninterest income for the quarter ended September 30, 2004 was negatively impacted by a charge to our valuation reserve for capitalized mortgage servicing rights of $0.2 million. Noninterest income for the second quarter 2004 and for the third quarter 2003 were positively impacted by $0.8 million and $0.7 million, respectively, because of the improvement in the fair market value of our capitalized mortgage servicing rights.

    Noninterest income has been positively impacted by $1.4 million during 2004 derived from the adjustment of the carrying value of loans acquired with the 2002 acquisition of Citizens National Bank of Hazard to its net realizable value. There was minimal recapture during the third quarter.

    The Company restructured its investment portfolio in September 2004 by selling certain securities totaling approximately $70 million with relatively short average lives and reinvesting the proceeds into FHLMC securities with a moderately longer average life. The transactions resulted in a gain on sale of securities of $0.6 million and an increase in yield in this securities pool of 60 basis points.

Noninterest Expense

    Noninterest expense for the quarter ended September 30, 2004 of $18.9 million was a 4.5% increase from the $18.1 million for the third quarter 2003 and a 0.8% increase from the second quarter 2004. The increase in noninterest expense from prior year and prior quarter was primarily attributable to increased personnel expense due to the filling of budgeted key positions and the accrual of a performance-based incentive in the amount of $0.7 million. Year-to-date the incentive accrual is $2.1 million. No incentive accrual was booked last year for the third quarter or year-to-date.

Other Activities

    The Company gifted real estate with a market value of $1.2 million to the Whitley County School System in September 2004. This action resulted in a decrease in other real estate and a corresponding increase in contribution expense of $0.4 million as well as a reduction in taxes of $0.4 million.

    On August 1, 2004, the Company opened loan production offices in Louisville, Kentucky and in Florence, Kentucky, and on October 6, 2004, the Company opened a new branch in London, Kentucky, making the second new branch location for the year. Additionally, during the third quarter 2004, the Company completed a branch renovation and a branch relocation in Middlesboro and Berea, respectively.

Forward-Looking Statements

    Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company’s actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, the performance of coal and coal related industries, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; results of various investment activities; the effects of competitors’ pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations’ savings and financial planning needs; industry changes in information technology systems on which we are highly dependent; failure of acquisitions to produce revenue enhancements or cost savings at levels or within the time frames originally anticipated or unforeseen integration difficulties; the adoption by the Company of an FFIEC policy that provides guidance on the reporting of delinquent consumer loans and the timing of associated credit charge-offs for financial institution subsidiaries; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and state regulators, whose policies and regulations could affect the Company’s results. These statements are representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

    Community Trust Bancorp, Inc., with assets of $2.7 billion, is headquartered in Pikeville, Kentucky and has 71 banking locations across eastern, northern, central, and south central Kentucky, 5 banking locations in southern West Virginia, 2 loan production offices in Kentucky, and 5 trust offices across Kentucky.

Additional information follows.

Community Trust Bancorp, Inc.
Financial Summary (Unaudited)
September 30, 2004
(in thousands except per share data)

	Three	Three	Three	Nine	Nine
	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	9/30/04	6/30/04	9/30/03	9/30/04	9/30/03

Interest income	$32,623	$31,022	$31,420	$94,942	$96,775
Interest expense	9,138	8,368	10,644	26,122	34,453

Net interest income	23,485	22,654	20,776	68,820	62,322
Loan loss provision	2,045	1,785	2,085	5,963	7,217

Securities gains	588	-	476	589	3,042
Gains on sales of loans	368	410	1,613	1,237	4,729
Deposit service charges	4,525	4,462	4,483	13,224	12,645
Trust revenue	638	614	604	1,813	1,851
Insurance commissions	118	79	257	262	497
Other noninterest income	2,338	3,555	2,660	8,585	5,460

Total noninterest income	8,575	9,120	10,093	25,710	28,224

Personnel expense	9,959	10,015	8,705	29,665	25,604
Occupancy and equipment	2,377	2,365	2,377	7,155	7,091
Amortization of core deposit intangible	145	145	145	435	435
Other noninterest expense	6,436	6,247	6,884	18,628	19,356

Total noninterest expense	18,917	18,772	18,111	55,883	52,486

Net income before taxes	11,098	11,217	10,673	32,684	30,843
Income taxes	3,084	3,461	3,392	9,634	9,505

Net income	$8,014	$7,756	$7,281	$23,050	$21,338

Memo: TEQ interest income	$33,021	$31,407	$31,806	$96,114	$97,978

Average shares outstanding	13,459	13,447	13,428	13,458	13,481
Basic earnings per share	$0.59	$0.58	$0.54	$1.71	$1.58
Diluted earnings per share	$0.58	$0.57	$0.53	$1.68	$1.56
Dividends per share	$0.23	$0.23	$0.21	$0.69	$0.59

Average balances:
Loans, net of unearned income	$1,842,208	$1,791,776	$1,659,808	$1,793,171	$1,641,067
Earning assets	2,331,175	2,264,796	2,316,603	2,287,959	2,292,061
Total assets	2,535,480	2,469,417	2,514,735	2,492,436	2,490,872
Deposits	2,076,493	2,062,734	2,130,906	2,065,159	2,116,108
Interest bearing liabilities	1,904,067	1,848,146	1,933,207	1,873,291	1,925,107
Shareholders' equity	230,522	225,822	214,703	227,382	213,367

Performance ratios:
Return on average assets	1.26%	1.26%	1.15%	1.24%	1.15%
Return on average equity	13.83%	13.81%	13.45%	13.54%	13.37%
Yield on average earning assets (tax equivalent)	5.64%	5.58%	5.45%	5.61%	5.72%
Cost of interest bearing funds (tax equivalent)	1.91%	1.82%	2.18%	1.86%	2.39%
Net interest margin (tax equivalent)	4.08%	4.09%	3.62%	4.09%	3.71%
Efficiency ratio	59.35%	58.37%	58.84%	58.75%	59.17%

Loan charge-offs	$(2,144)	$(2,040)	$(2,484)	$(6,748)	$(9,457)
Recoveries	806	886	1,008	2,621	2,785

Net charge-offs	$(1,338)	$(1,154)	$(1,476)	$(4,127)	$(6,672)

Market Price:
High	$32.50	$34.30	$28.26	$34.30	$28.26
Low	29.21	28.42	23.76	$27.68	22.46
Close	31.08	30.50	26.43	$31.08	26.43

	As of	As of	As of
	9/30/04	6/30/04	9/30/03

Assets:
Loans, net of unearned	$1,864,988	$1,814,343	$1,682,346
Loan loss reserve	(26,488)	(25,782)	(23,816)

Net loans	1,838,500	1,788,561	1,658,530
Loans held for sale	532	2,500	3,973
Securities AFS	508,870	334,317	518,690
Securities HTM	64,809	72,420	90,846
Other earning assets	13,269	15,386	1,282
Cash and due from banks	71,058	72,774	72,396
Premises and equipment	51,711	50,698	49,632
Goodwill and core deposit intangible	63,516	63,661	64,096
Other assets	42,662	41,973	40,895

Total Assets	$2,654,927	$2,442,290	$2,500,340

Liabilities and Equity:
NOW accounts	$15,606	$13,837	$14,327
Savings deposits	589,916	607,674	608,360
CD's >=$100,000	366,141	347,184	365,332
Other time deposits	714,268	714,164	775,683

Total interest bearing deposits	1,685,931	1,682,859	1,763,702
Noninterest bearing deposits	375,266	368,298	343,917

Total deposits	2,061,197	2,051,157	2,107,619
Repurchase agreements	74,447	79,971	64,444
Other interest bearing liabilities	266,410	69,260	92,077
Noninterest bearing liabilities	19,942	16,271	20,899

Total liabilities	2,421,996	2,216,659	2,285,039
Shareholders' equity	232,931	225,631	215,301

Total Liabilities and Equity	$2,654,927	$2,442,290	$2,500,340

Ending shares outstanding	13,462	13,447	13,439
Memo: Market value of HTM Securities	$64,261	$70,411	$90,222

90 days past due loans	$4,775	$6,433	$6,468
Nonaccrual loans	15,613	11,982	16,973
Restructured loans	1,051	1,476	1,506
Foreclosed properties	5,702	6,223	3,737

Tier 1 leverage ratio	9.12%	9.16%	8.46%
Tier 1 risk based ratio	11.75%	11.80%	11.17%
Total risk based ratio	13.00%	13.05%	12.42%
FTE employees	939	937	892

Community Trust Bancorp, Inc. reported earnings for the three and nine months ending September 30, 2004 and 2003 as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30

	2004	2003	2004	2003

(in thousands except per share information)

Net income	$8,014	$7,281	$23,050	$21,338

Basic earnings per share	$0.59	$0.54	$1.71	$1.58

Diluted earnings per share	$0.58	$0.53	$1.68	$1.56

Average shares outstanding	13,459	13,428	13,458	13,481

Total assets (end of period)	$2,654,927	$2,500,340

Return on average equity	13.83%	13.45%	13.54%	13.37%

Return on average assets	1.26%	1.15%	1.24%	1.15%

Provision for loan losses	$2,045	$2,085	$5,963	$7,217

Gains on sales of loans	$368	$1,613	$1,237	$4,729